UNITED STATES
			           SECURITIES AND EXCHANGE COMMISSION
				               Washington, D.C.  20549


                  					SCHEDULE 13D
				                (Amendment No. 1)


       			Under the Securities Exchange Act of 1934

             					Pure Cycle Corporation
  					             (Name of Issuer)

       				Common Stock, Par Value 1/3 of $.01
      				  (Title of Class of Securities)

                						746228 10 5
					               (CUSIP Number)







Mark W. Harding 5650 York Street	 Commerce City, CO 80022 (303) 292-3456
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

              						March 12, 2000
		(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





1

 NAMES OF REPORTING PERSONS S.S. OR
 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  Mark W. Harding

2

 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)  ?
           (b)  ?
  Not Applicable

3

 SEC USE ONLY

4

SOURCE OF FUNDS

  PF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED			?
PURSUANT TO ITEMS 2(d) or 2(e)
  Not Applicable

6

 CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

7

  SOLE VOTING POWER

  7,210,000

8

   SHARED VOTING POWER

   0

9

  SOLE DISPOSITIVE POWER

  7,210,000

10

  SHARED DISPOSITIVE POWER

  7,210,000

11

 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  7,210,000

12

 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 	?

  Not Applicable

13

 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  8.4%

14

  TYPE OF REPORTING PERSON

  IN

Item 1.		Security and Issuer.

This Schedule 13D is filed with respect to shares of Common Stock, 1/3 of $.01 par value ("Common Stock"), of Pure Cycle Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 5650 York Street, Commerce City, Colorado 80022.

The names and addresses of the principal executive officers of the Company are as follows:

Name                   Title                             Address
Thomas P. Clark        President, Treasurer      5650 York St. Commerce City,
                                                 CO 80022
Mark W. Harding        CFO, Secretary            5650 York St. Commerce City,
                                                 CO 80022

Item 2.	Identity and Background.

(a), (b) and (c). This Schedule 13D is being filed by Mark W. Harding ("Harding"), whose business address is 5650 York Street, Commerce City, CO 80022. The principal occupation of Harding is his employment as CFO and Secretary of the Company. The address of the Company's executive offices is set forth in Item 1 above.

(d) and (e). Harding has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Harding is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 30, 1990, Harding acquired 210,000 shares of Common Stock from the Company for $20,000. The purchase price was paid with personal funds.

On June 15, 1992, Harding was granted a currently exercisable non-statutory option to purchase 4,000,000 shares of Common Stock at an exercise price of $.25 per share (the "1992 NSO"). On March 12, 1996, the board of directors authorized extending the term of the 1992 NSO for an additional five (5) years. No price was paid for the 1992 NSO or the extension thereof. It was issues as an incentive for continued service by Harding to the Company.

On March 12, 1996, Harding was granted a non-statutory option to purchase 3,000,000 shares of Common Stock at an exercise price of $.25 per share (the "1996 NSO"). All 3,000,000 shares are currently exercisable. No price was paid for the 1996 NSO. It was issued as an incentive for continued service by Harding to the Company.

On December 2, 1997, the board of directors authorized the adjustment to the exercise price of Harding's 1992 NSO and 1996 NSO from the exercise price of $.25 per share to an exercise price of $.18 per share.

Item 4.	Purpose of Transaction.

The Common Stock acquired to date by Harding was acquired for investment purposes.

Harding has no present plans or proposals that relate to or would result in any transaction of the kind described in paragraphs (a) through (j) of Item
4. In the future, however, Harding reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

Item 5.	Interest in Securities of the Issuer.

(a)	Harding owns 7,210,000 shares of Common Stock which is 8.4% of the outstanding and issued Common Stock of the Company.

(b)	Harding has sole power to dispose of 7,210,000 shares of Common Stock.
Harding has the sole power to vote 210,000 shares of Common Stock and if currently exercisable options were exercised, Harding would have the sole power to vote 7,210,000 shares of Common Stock.

(c)  None.

(d)  None.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	See Item 3 above for a description of the 1992 NSO and 1996 NSO.

Item 7.	Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 16, 2000	Pure Cycle Corporation


	By:
		(Mark W. Harding, CFO)

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


Schedule 13D
CUSIP No. 736228 10 5   Pure Cycle